Titan Medical Expands Advisory Role for Dr. Arnold Advincula to Include
Clinical Education and Hospital Economics

TORONTO, Aug. 02, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (NASDAQ: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”), announces an expanded advisory role for Arnold Advincula, M.D. encompassing clinical education and hospital economics.

Dr. Advincula has served on Titan’s Surgeon Advisory Board since 2014. In this expanded role, he will facilitate the clinical adoption of the Company’s SPORT Surgical System by helping Titan optimize the clinical education pathways and the hospital economics strategy.

“We are delighted to announce this expanded advisory role for Dr. Advincula, a world-renowned expert in robotic gynecologic surgery. With the SPORT system, we are entering the promising new territory of single-port robotic surgery, and under Dr. Advincula’s expert guidance we will be well supported in demonstrating the clinical and economic value of the SPORT system,” said David McNally, Titan’s chief executive officer. “Dr. Advincula has firsthand experience with the SPORT system from our pre-clinical feasibility work. His enthusiasm for the promise of single-port robotic surgery in gynecology and other disciplines continues to be an inspiration to our team as we progress toward regulatory submissions and commercialization.”

Dr. Advincula said, “I am thrilled to see the tremendous progress Titan has made over the past 18 months under the new management team. I have always been a firm believer in the promise of single-port robotic surgery, and now with the right team in place I am excited to get more involved. Clinical education is the foundation for successful adoption of any robotic technology, and in today’s healthcare environment it is critical to clearly demonstrate economic value to hospital administrators. In my expanded role at Titan, I look forward to shaping these two fundamental pillars to demonstrate the value the SPORT Surgical System can bring to hospital administrators, to surgeons and, ultimately, to patients.”

About Titan
Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com